LITIGATION

A complaint was filed as a putative class action against the Manager and the Transfer Agent (and other defendants) in the U.S. District Court for the Southern District of New York on January 10, 2005 and was amended on March 4, 2005. The complaint alleged, among other things, that the Manager charged excessive fees for distribution and other costs, and that by permitting and/or participating in those actions, the Directors/Trustees and the Officers of the funds breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The plaintiffs sought unspecified damages, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Seven of the eight counts in the complaint, including the claims against certain of the Oppenheimer funds, as nominal defendants, and against certain present and former Directors, Trustees and Officers of the funds, and the Distributor, as defendants, were dismissed with prejudice, by court order dated March 10, 2006, in response to motions to dismiss the suit that had been filed by the defendants. The remaining count against the Manager and the Transfer Agent was dismissed with prejudice by court order dated April 5, 2006. The time in which plaintiffs may file an appeal to those decisions has not yet lapsed.